Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 28
DATED JULY 22, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 28 to you in order to supplement our prospectus. This Supplement updates information in the “Prospectus Summary”, “How We Operate”, “Compensation Table”, Management”, “Real Property Investments”, “Plan of Distribution”  and “Relationships and Related Transactions” sections of our prospectus. This Supplement No. 28 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 27 dated July 14, 2005, Supplement No. 26 dated July 8, 2005, Supplement No. 25 dated June 30, 2005, Supplement No. 24 dated June 23, 2005, Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

Prospectus Summary

We have superceded the following description located under the Nonsubordinated Payments at the Operational Stage within the tabular summary of fees as discussed  under the section ”Compensation To Be Paid to Our Business Manager/Advisor and Affiliates” which starts on page 7 of our prospectus in the entirety, to read as follows:

Loan servicing fee and mortgage brokerage fee

Annual fees totaling 0.3% of the first billion in mortgage balance outstanding and .01% thereafter through April 30. 2005. Effective May 1, 2005, if the number of loans exceeds 100, a monthly fee will be charged in the amount of $190 per month, per loan being serviced. If the amount of loans being serviced are less than 100, then the amount per month, per loan increases to $225. For the year ended December 31, 2004, and the three months ended March 31, 2005, we have incurred and paid $140,859 and $90,951 to Inland Mortgage Servicing Corporation.

.2% of the principal amount of each loan is charged to facilitate the mortgage financing. For the year ended December 31, 2004, we have incurred and paid $3,475,472 to Inland Mortgage Corporation. For the three months ended March 31, 2005, we have incurred and paid $900,066 to Inland Mortgage Brokerage Corporation.

Organizational Chart

The organizational chart included in the “Property Summary” and the “How We Operate” sections in our prospectus which are located on pages 3 and 35, respectively are both superceded with the following:

1

The following organizational chart depicts the services that affiliates of our sponsor will render to us and our organizational structure.

ORGANIZATIONAL CHART

* The four indicated individuals control The Inland Group, Inc. and own substantially all of its stock.  Solid lines indicate 100% ownership.

Compensation Table

We have superceded the following description located under the Nonsubordinated Payments at the Operational Stage within the tabular summary of fees as discussed which starts on page 43 of our prospectus in the entirety, to read as follows:

We will compensate the Inland Mortgage Servicing Corporation and Inland Mortgage Brokerage Corporation for purchase, sale and servicing of mortgages.

Inland Mortgage Servicing Corporation charges us .3% per year on the first billion dollars of mortgages serviced and .01% thereafter through April 30, 2005. Effective May 1, 2005, if the number of loans exceeds 100, a monthly fee will be charged in the amount of $190 per month, per loan being serviced. If the amount of loans being serviced are less than 100, then the amount per month, per loan increases to $225. Inland Mortgage Brokerage Corporation charges us .2% of the principal amount of each loan placed.  The compensation to these companies will be approved by a majority of our directors and a majority of our independent directors as fair and reasonable for us.

For the year ended December 31, 2004, and the three months ended March 31 2005 we have incurred and paid $140,859 and $90,951, respectively to Inland Mortgage Servicing Corporation.  For the year ended December 31, 2004, we have incurred and paid $3,475,472 to Inland Mortgage Corporation. For the three months ended March 31, 2005 we have incurred and paid $900,066 to Inland Mortgage Brokerage Corporation.

The actual amounts we will incur in the future are dependent upon results of operations and cannot be determined at the present time.

Management

Our General Management

The second paragraph under this subsection which starts on page 71 of our prospectus is superceded in the entirety to read as follows:

Inland Real Estate Acquisitions, Inc., is responsible for acquiring properties. Inland Risk and Insurance Management Services, Inc., an affiliate of The Inland Group, Inc., is responsible for providing insurance coverage on the properties. Inland Mortgage Brokerage Corporation and Inland Mortgage Servicing Corporation are responsible for the purchase, sales and servicing of mortgages. See “Compensation Table” for a description of the fees paid to our affiliates.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since July 14, 2005, the date of our last supplement, Supplement No. 27.  We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds and we expect to place financing on these properties at a later date, unless noted otherwise.

Property	Year Built	Date Acquired	Approximate Acquisition Costs Including Expenses ($) *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 07/01/05 (%)	No. of Tenants	Major Tenants **

Diebold Warehouse Distribution/Service Center 5400 Lauby Road Northwest Canton, OH (1)	2005	07/15/05	12,272,000	158,652	100	1	Diebold, Inc.

Pacheco Pass Phase I Camino Arroyo and State Highway 152 Gilroy, CA.	2004/2005	07/15/05	25,021,000	99,246	97	18	Best Buy Linens ‘N Things

Gardiner Manor Mall 838 Sunrise Highway Bay Shore, NY (2)	1999	07/19/05	65,227,000	220,631	99	16	King Kullen Supermarket Linens ‘N Things Old Navy Staples Michaels

Bed Bath Beyond Plaza 950 Merchants Concourse Westbury, NY (2)	2000- 2002	07/19/05	16,640,000	61,639	100	2	Bed Bath & Beyond

Crown Theater 330 New Park Avenue Hartford, CT (2)	2000	07/19/05	17,033,000	74,170	100	1	Crown Theater

Wilton Square 3049 Route 50 Saratoga Springs, NY (2)	2000/ 2001	07/19/05	47,161,000	438,097	99	19	Home Depot Target Price Chopper

Mid—Hudson Center 3470 North Road Poughkeepsie, NY (2)	1999	07/19/05	42,637,000	246,366	100	13	Home Depot Stop & Shop

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)	The gross leasable square area consists of the building that is subject to a ground sublease.

(2)

These properties were purchased from the same sellers. On July 19, 2005, we purchased these properties with our own funds. These properties together with others affiliated with this seller purchased on May 20, 2005 and June 17, 2005, respectively, were also financed on July 19, 2005, using a single note in the amount of $232,408,000.  Collectively the ten properties purchased from affiliated sellers secure the note.  The note requires interest only payments at a 30 day LIBOR rate plus 76 basis points and matures August 2010. The initial interest rate associated with the note is 4.18% as of July 19, 2005.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below.  Our decision to acquire these properties will generally depend upon:

•                       no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;

•                       our receipts of sufficient net proceeds from our offering and financing proceeds to make these acquisitions; and

•                       our receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties.  We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for these properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates.  We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Property	Year Built	Approximate Acquisition Costs Including Expenses ($) *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 07/01/05 (%)	No. of Tenants	Major Tenants

Blue View Corporate Center Computershare Shareholder Services Corporate Headquarters 250 Royal Street Canton, MA	2000	68,777,000	185,171	100	1	Computershare Shareholder Services, Inc.

Citizens Property Insurance Building 6676 Corporate Center Parkway Jacksonville, FL	2005	10,245,000	59,800	100	1	Citizens Property Insurance Corporation

Sprint Building 1350 Duane Avenue Santa Clara, CA	2001	95,200,000	160,000	100	1	Sprint Communication Company, L.P.

*                                   Our acquisition costs may increase by additional costs, which have not yet been finally determined.  We expect any additional costs to be insignificant.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of July 20, 2005:

	Shares	Gross proceeds ($ )	Commission and fees ($ ) (1)	Net proceeds ($ )

From our advisor	20,000	200,000	—	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	114,800,247	1,148,002,466	113,582,455	1,034,420,011

Shares sold pursuant to our distribution reinvestment program	8,763,729	83,255,427	—	83,255,427

Shares repurchased pursuant to our share repurchase program	(409,708)	(3,789,803)	—	(3,789,803)

	373,154,268	3,727,388,104	375,662,270	3,351,725,834

(1)           Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

Relationships and Related Transactions

We have superceded the following description located under the Nonsubordinated Payments at the Operational Stage within the tabular summary of fees as discussed which starts on page 380  of our prospectus in the entirety, to read as follows:

We will compensate the Inland Mortgage Servicing Corporation and Inland Mortgage Brokerage Corporation for purchase, sale and servicing of mortgages.

Inland Mortgage Servicing Corporation charges us .3% per year on the first billion dollars of mortgages serviced and .01% thereafter through April 30, 2005. Effective May 1, 2005, if the number of loans exceeds 100, a monthly fee will be charged in the amount of $190 per month, per loan being serviced. If the amount of loans being serviced are less than 100, then the amount per month, per loan increases to $225. Inland Mortgage Brokerage Corporation charges us .2% of the principal amount of each loan placed.  The compensation to these companies will be approved by a majority of our directors and a majority of our independent directors as fair and reasonable for us.

For the year ended December 31, 2004, and the three months ended March 31 2005 we have incurred and paid $140,859 and $90,951, respectively to Inland Mortgage Servicing Corporation.  For the year ended December 31, 2004, we have incurred and paid $3,475,472 to Inland Mortgage Corporation. For the three  months ended March 31, 2005 we have incurred and paid $900,066 to Inland Mortgage Brokerage Corporation.

The actual amounts we will incur in the future are dependent upon results of operations and cannot be determined at the present time.